June 16, 2006

Mr. Jason Wynn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Re:

Idaho General Mines, Inc.

Form SB-2 filed March 31, 2006

File No. 333-132909

Form 10-KSB for the year ended December 31, 2005

Filed March 31, 2006

File No. 000-50539

Dear Mr. Wynn:

On behalf of our client, Idaho General Mines, Inc. (the “Company”), we are providing the responses below to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated April 28, 2006 (the “Letter”) relating to the Company’s above-captioned filings.  We have restated the Staff’s comments below and have included the Company’s response following each comment.  In addition, in connection herewith, the Company is filing Amendment No. 1 to Form SB-2 (File No. 333-132909) (the “SB-2 Amendment”) and Amendment No. 2 to Form 10-KSB for the year ended December 31, 2005 (the “10-KSB Amendment”).

General

1.

Comment:  As appropriate, amend the accounting and disclosures in your Form SB-2 for all applicable comments written on your annual report on Form 10-KSB.

Response:  The Company confirms it has amended the Form SB-2 for all applicable comments on the annual report on Form 10-KSB.

A LAW FIRM

A LIMITED LIABILITY PARTNERSHIP INCLUDING OTHER LIMITED LIABILITY ENTITIES

925 FOURTH AVENUE   SUITE 2900   SEATTLE, WA  98104-1158   TEL: {206} 623-7580    FAX: {206} 623-7022   www.prestongates.com

Anchorage    Beijing   Coeur d’Alene    Hong Kong    Orange County    Portland    San Francisco    Seattle   Spokane    Taipei   Washington, DC

Mr. Jason Wynn

June 16, 2006

Form SB-2

General

2.

Comment:  Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed, including those issued on your 10-KSB cited above.

Response:  The Company acknowledges the SEC’s position set forth in this comment.

Selling Shareholders, page 68

3.

Comment:  Determine whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer.  If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services.  If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.  Otherwise, identify the selling shareholder as an underwriter.  We may have additional comments.

Response:  This will confirm that the Company has requested that each selling shareholder named in the prospectus disclose whether such selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. Based on the responses provided to the Company, the Company has included additional disclosure in the SB-2 Amendment regarding the selling shareholders that have confirmed to the Company that they are registered broker-dealers or affiliates of registered broker-dealers.  See pages 71 – 75 of the SB-2 Amendment.

4.

Comment:  Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders.  See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Mr. Jason Wynn

June 16, 2006

Response:   This will confirm that the Company has requested this information from each selling shareholder, and has included additional disclosure in the SB-2 Amendment with respect to each selling shareholder to either (a) disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by such selling shareholder or (b) disclose that the company requested, but has not received, this information from such selling shareholder.  See pages 71 – 75 of the SB-2 Amendment.

Part II

Undertakings

5.

Comment:  Please furnish all of the applicable undertakings required by Item 512 of Regulation S-B.

Response:  In response to this comment the Company has revised the disclosure to include all undertakings required by Item 512 of Regulation S-B.  See page II-5 of the SB-2 Amendment.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis, page 41

Contractual Obligations for Future Payments, page 45

6.

Comment:  Please reformat your table of contractual obligations to indicate which of the unlabeled columns are associated with the column headers.

Response: In response to this comment the Company has reformatted the table of contractual obligations to clarify which columns are associated with the column headers.  In addition, the disclosure has been amended to clarify that the revised table relates only to payments due from the Company with respect to its Mount Hope lease. See page 16 of the SB-2 Amendment and page 38 of the 10-KSB Amendment.

Mr. Jason Wynn

June 16, 2006

Financial Statements

Statements of Operations, page 50

7.

Comment:  The inception to date net loss is reported as $6,853,465 within the statement of operations.  However, if the amounts of net losses reported for each year within the Statement of Stockholders Equity are summed, the total is $6,944,368.  Please reconcile and explain this difference for us, and correct the disclosures as necessary.

Response:  In response to this comment the Company has revised the disclosure in the Statement of Operations to correct a calculation error.  See page F-18 of the SB-2 Amendment and page 43 of the 10-KSB Amendment.

Statements of Cash Flows, page 53

8.

Comment:  At the bottom of the page you include a table of Non-Cash Investing and Financing Activities.  Within this table you include items which are operating in nature (i.e. common stock and stock options issued for services and expenses.)  Revise the table to either remove or relocate the operating items.

Response:  In response to this comment, the Company has removed the items relating to common stock issued for services and expenses and common stock options issued for expenses.  See page F-21 of the SB-2 Amendment and page 46 of the 10-KSB Amendment.

9.

Comment:  Tell us why you report proceeds from repayment of related party advance as a cash outflow in the investing section of your Statements of Cash Flows.

Response:  In response to this comment, the Company has revised this disclosure to properly characterize the cash outflow as repayment of related party loans. See page F-21 of the SB-2 Amendment and page 46 of the 10-KSB Amendment.

Note 6 – Common Stock, page 60

10.

Comment:  Your disclosure of common stock issuances during 2004 does not appear to be consistent with the amount reported in the Statements of Cash Flows.  For example, you explain that you issued 5,610,555 shares during 2004 for cash of $1,264,670, while reporting in the Statement of Cash Flows for 2004 proceeds

Mr. Jason Wynn

June 16, 2006

from the issuance of stock of $1,619,750.  In addition, you disclose that you issued stock for services and expenses totaling $870,660 ($87,260 + $783,400), while reporting in the Statement of Cash Flows an adjustment for “services and expenses paid with common stock” of $999,700.  Please reconcile and explain the differences to us, and revise your disclosures accordingly.

Response:  In response to this comment, the Company has revised the disclosure regarding common stock issuances during 2004 in Note 6 to be consistent with the information provided in the Statements of Cash Flows.  See page F-28 of the SB-2 Amendment and page 53 of the 10-KSB Amendment.

Note 8 – Common Stock Options, page 61

11.

Comment:  You explain that you granted 950,000 incentive stock options during 2005 that have expirations at various dates through 2007.  Please explain to us if these options were issued on the same date.  If so, explain why they have various expiration dates throughout 2007.  If they were not issued on the same date, explain why they all have the same exercise price.  We also note that the table on page 63 shows a weighted average remaining contractual life of between four and six years for options issued at an exercise price of $0.72.  Please reconcile the contractual life presented in the table, with the disclosure on page 61 that the shares have expirations throughout 2007.

Response:  The Company confirms that these options were all issued on the same date and therefore have the same exercise price.  Each option award vests and expires as follows:

Amount	Vesting Date	Expiration Date
One-third of options granted	On grant date	Five years from vesting (grant) date
One-third of options granted	One year from grant date	Five years from vesting date (six years from grant date)
One-third of options granted	Two years from grant date	Five years from vesting date (seven years from grant date)

In addition, in response to this comment the Company has revised the disclosure in Note 8. See page F-29 of the SB-2 Amendment and page 54 of the 10-KSB Amendment.

12.

Comment:  In your table of outstanding options on page 63, you report a total weighted average remaining contractual life of 2.56 years for all outstanding options.  However, since the options listed in your table have weighted average remaining contractual lives ranging from 2.96 to 6.00 years, please revise your disclosures as necessary to resolve this apparent mathematical impossibility.

Mr. Jason Wynn

June 16, 2006

Response:  In response to this comment the Company has revised the table in Note 8 to correct a mathematical error.  See page F-31 of the SB-2 Amendment and page 56 of the 10-KSB Amendment.

Engineering Comments

Form SB-2 and Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

13.

Comment:  Provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document.  These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Response:   The Company confirms that it has provided as an exhibit a written consent from any experts whose name is cited and/or whose work is incorporated into the SB-2 Amendment.  Specifically, the Company filed a written consent of Independent Mining Consultants, Inc. as Exhibit 23.3 to the SB-2 Amendment.

14.

Comment:  For the property(s), provide the disclosures required by Industry Guide 7(b).  In particular, provide:

•

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•

Provide a description of equipment and other infrastructure facilities.

•

The total cost of the property(s) has incurred to date and planned future costs.

•

If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7(b)(1)-(5) for specific guidance.  Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Mr. Jason Wynn

June 16, 2006

Response:  In response to this comment the Company has included additional disclosure on pages 20 – 44 of the SB-2 Amendment and pages 4 – 26 of the 10-KSB Amendment.

15.

Comment:  The company website refers to historical tonnage and grade estimates performed on your properties by other companies.  As a U.S. incorporated company, you may only make references that are recognized by the SEC (i.e. reserves or mineralized material).  Historical estimates were valid for a limited period of time and are not relevant, unless rigorously updated.  Please modify the tonnage and grade disclosures on your website to conform to Industry Guide 7 requirements.

Response:  In response to this comment the Company has modified its website as requested to conform to Industry Guide 7 requirements.  Specifically, the Company removed from the “IGMI Projects” section certain historical information that makes references to specific quantities of metals which had previously been included with respect to its Margaret properties.

Nature and Extent of Company’s Title, page 19 SB-2 and Form 10-KSB page 6

16.

Comment:  Please clarify the type, controlling entity, and number of unpatented mining claims.  Your filing states there are 970 unpatented mining claims.  Specify whether these claims are Federal or State claims.  Mount Hope Mines Inc. (MHMI) owns and leases 109 claims to your company.  Your company owns the remaining 450 unpatented claims and has staked approximately 400 additional claims for a total of 959 unpatented claims.

Response:  The Company has revised the disclosure on page 21 of the SB-2 Amendment and pages 5 – 6 of the 10-KSB Amendment to comply with this comment.

Regional, Local and property Geology, page 23 SB-2 and Form 10-KSB page 10

17.

Comment:  This section about the regional geology contains more detail and technical language than is generally appropriate, and which may hinder an understanding by the average investor.  Please revise your disclosures to provide a non-technical summary, written at the level of the average investor, with information that has a direct bearing on your properties.  Your disclosures should comply with Section (b)(5) of Industry Guide 7, which calls for a “brief description” of the rock formations and mineralization.

Mr. Jason Wynn

June 16, 2006

Response:  The Company has revised the disclosure on pages 26 – 27 of the SB-2 Amendment and pages 9 – 10 of the 10-KSB Amendment to comply with this comment.

Data Verification, page 28 SB-2 and Form 10-KSB page 15

18.

Comment:  The third paragraph of this section appears to be very similar to a technical document or a trip report.  Please understand that the guidance in Industry Guide 7 specifically prohibits technical studies being attached to registration statements.  As such, we believe that you should remove detailed technical information that may obscure what is important to the average investor.  Please also address the following points:

•

Present information in clear, concise sections, paragraphs, and sentences easily understandable to the average reader.

•

Summarize and state conclusions of the major study areas.

•

Whenever possible, use short explanatory sentences and bullet lists.

•

Avoid highly technical terminology, specify units, and time periods.

•

Use descriptive headings and subheadings.

•

Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

Response:  The Company has deleted the “Data Verification” section and revised the disclosure on pages 20 – 44 of the SB-2 Amendment and pages 4 – 26 of the 10-KSB Amendment to comply with this comment.

Mineralization to be Mined, page 29 SB-2 and Form 10-KSB page 16

19.

Comment:  Please insert a short summary table of the mineralized material, list total tonnage, molybdenum grade, the cutoff grade, and explain the cutoff calculation parameters.  Include all economic data, such as molybdenum price, mining costs, processing costs, and metallurgical recoveries which were used to calculate the cutoff grade.  These may be included as footnotes.  Mineralized material should only be reported as an “in place” tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.

Mr. Jason Wynn

June 16, 2006

Response:  In response to this comment, the Company has included additional disclosure on pages 29 – 30 of the SB-2 Amendment and pages 12 – 13 of the 10-KSB Amendment.

Project Feasibility – Operating Costs, page 35 SB-2 and Form 10-KSB page 21

20.

Comment:  The summary costs presented reference the annual costs of the pre-feasibility study, whereas the filing references a feasibility study, please clarify.  Financial results of a pre-feasibility study may not be disclosed, due to the low accuracy level and use of general assumptions.  Please submit for review the portion of the feasibility study in which the operating and capital costs estimates were developed.

Response:  The Company has revised the disclosure on pages 33 – 34 of the SB-2 Amendment and page 16 of the 10-KSB Amendment to clarify that the summary costs presented are derived from the feasibility study in which the operating and capital costs estimates were developed. Enclosed with this letter for the Staff’s review is the relevant portion of the feasibility study in which the operating and capital costs estimates are referenced.

If you have any questions regarding this letter, please feel free to call Kristy Harlan at (206) 370-6651 or Gary Kocher at (206) 370-7809.

Sincerely,

/s/ Kristy Harlan

Kristy Harlan

cc:

Henry A. Miller, Idaho General Mines, Inc.

MOUNT HOPE PROJECT

PHASE II FEASIBILITY STUDY

PART 1

CONFIDENTIAL

November 2005

IDAHO GENERAL MINES, INC.

FEASIBILITY STUDY PART 1

MOUNT HOPE PROJECT

2.10

Capital Cost

The capital cost for the project is summarized in Table 2-5.  The development of the capital estimate includes elements having a range of quality from 5 to 25% accuracy level, with the detailed contingency analysis providing an overall 15% value.  Owner costs were developed with the support of IGMI personnel.

The major capital components are the mine fleet ($73 million) and the process plant equipment ($234 million).  Equipment prices have been obtained for all major equipment. Pricing for steel has been based on forward-looking price estimates, instead of the current inflated price structure.

The capital cost is stated in 2005 US dollars.  The estimates have been prepared by IMC (mining), CAM (plant and facilities), SWC (tailings dam) and IGMI (plant sustaining, mill expansion, owners cost, and contingency).

IDAHO GENERAL MINES, INC.

FEASIBILITY STUDY PART 1

MOUNT HOPE PROJECT

Table 2.5
Mount Hope Molybdenum Project
Summary of Mine Plant Sustaining & Replacement Capital Cost
Area	Total (USD)

Direct Cost
06 Mining	72,936,726
09 Primary Crushing	8,386,692
12 Coarse Ore, Convey	8,285,194
15 Pebble Crushing	2,791,433
18 Grinding	56,607,344
22 Flotation & Regrind	17,379,056
23 Roasters	24,074,678
25 Reagents	551,096
28 Tailings Pond	11,594,230
31 Process & Fresh Water	12,475,136
32 Water Management	4,257,085
34 Main Substation	16,154,716
37 Infrastructure	8,316,201
40 Miscellaneous	16,992,000
Total Direct Costs	260,801,587

Indirect Costs
Freight	7,200,515
Contractor Markup	7,920,566
Contractor Direct OH & Profit	10,278,531
EPCM Contract	20,634,428
Total Indirect Costs	46,034,040

Pre Production Mining	28,820,490
Owners Cost	26,867,100
Contingency (calc =15%)	50,069,660
Total Project – Initial Capital	412,592,877

Sustaining & Replacement Capital	479,959,169
Bonding	34,000,000

Grand Total Mine Life	926,552,046

IDAHO GENERAL MINES, INC.

FEASIBILITY STUDY PART 1

MOUNT HOPE PROJECT

2.11

Operation Cost Estimate

The operating cost estimate was developed in conjunction with Idaho General Mines, Incorporated and is summarized in Table 2-6.  The basis of the estimate is similar projects of similar size and using the latest reported figures for labor and staff costs in Nevada.  The cost for electrical power was $0.052/kwh, which is based on the current rates for the Robinson Mine, located in the Ely, Nevada, which is in the Mount Wheeler Power district.   The estimated cost for diesel fuel was $1.59/gallon based on the assumption that current inflated prices will moderate in the near future (less than five years).

Based on the current mine and processing plan, IGMI would employ 340 people, at peak levels of employment, at the Mount Hope Project.  IGMI is committed to hiring a local work force and would seek to maximize employment during operations and construction to the local area.

Table 2-6: Operating Costs
Mining Costs			$/tonne
Ore	$ 0.84
Waste	$ 1.60
Total Mining		$ 2.44
Concentrating			$/tonne
Crushing & Grinding	$ 1.47
Flotation	$ 0.52
Total Concentrating		$ 1.99
Tailings		$ 0.09	$/tonne
Mtce/Elect/Instr/misc labor		$ 0.34	$/tonne
G&A		$ 0.36	$/tonne
Total Mine/Concentrator/Admin		$ 5.22	$/tonne

Cash Cost Mine/Concentrating		$ 3.79	$/lb Mo

Roasting		$ 0.20	$/lb Mo
Packaging		$ 0.06	$/lb Mo
Toll Roasting Margin		($ 0.61)	$/lb Mo
Total Cash Cost less Royalty		$ 3.44	$/lb Mo